Exhibit 5.2

Mont E. Tanner, Esq.

Law Offices of

Mont E. Tanner

Attorney at Law

2950 East Flamingo Road, Suite G, Las Vegas, Nevada 89121

Telephone:  (702) 369-9614

Facsimile:  (702) 369-5731

mtannerlaw@aol.com

February 4, 2016

Spelt Group Corp.

Landhausstrasse, 228

Stuttgart, Germany 70178

Re:

Spelt Group Corporation Shell Status

Gentlemen:

Our Office has been retained by Spelt Group Corporation to render a legal opinion as to whether the Corporation is an operating company, or a “shell” company as defined by the Securities Act Rule 405 and Exchange Act Rule 12b-2.

In connection with our representation of the Company, and as a basis for the opinions hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following (collectively, the "Documents"):

1.

The Registration Statement;

2.

The Company's Articles of Incorporation;

3.

The Company's Bylaws;

4.

Resolutions adopted by the Company's Board of Directors approving, among other things, (i) the issuance of the Registered Shares and (ii) the filing of the Registration Statement, together with the exhibits thereto; and,

5.

The Company’s Response to Comment 2, dated January 8, 2016; RE Amendment No 1 to Registration Statement on Form S-1 filed on Nov. 27, 2015.

6.

Such other documents and records and other certificates and instruments and matters of law as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In response to Comment 2, the Company provides as follows:

1.

Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2.

Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business in graphic design. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.

Our sole officer and director has specific background experience in our line of business as stated in the Form S-1. Moreover our sole officer and director uses her sales management experience to offer the company’s services to potential clients and already has signed two agreements and is currently negotiating others.

4.

In furtherance of the registrant’s planned business, we have found one independent contractor and have signed a “Representative Agreement” on November 30, 2015.

5.

We have registered a web-domain “www.speltdesign.com” to promote our services online.

6.

On November 1, 2015 we signed a graphic design agreement with “KonoPostWelle, LLC” and generated $2,000 of revenue as stated in our unaudited financial statements for the three months ended November 30, 2015.

7.

On November 18, 2015 we signed a graphic design agreement with “Blumenen Brucke, GmbH” and generated $1,800 of revenue as stated in our unaudited financial statements for the three months ended November 30, 2015.

8.

On December 1, 2015 we signed a graphic design agreement with “Ei Gi Ci, GmbH” and are in the process of negotiating other contracts.

9.

The Company’s management has involved an outsourced graphic designer to produce services according to the signed agreements. The freelance graphic designer works on a temporary basis.

10.

We have already started operations and continue to develop our business and our assets consist not only of cash.

11.

We have already presented our main offer to potential clients and have been testing our business-model. We have signed three agreements as the result of our operations. Our management continues to move forward with the business plan and recognize the business offer as effective.

Based on our evaluation, the Company is an emerging growth Company and a smaller reporting company.  The Company’s assets and revenues, and business plans exceed what would be deemed nominal.  According to the Company’s past and current level of operations, and planned operations over the next 12 months, it is our opinion that the company is not a shell Company.

Based solely upon and subject to the foregoing, and subject to the assumptions, limitations and qualifications stated herein, we are of the opinion that pursuant to the SEC’s definition of a Shell Company, Spelt Group Corporation is not a “Shell” Company.

In rendering the opinions set forth below, we have assumed: (i) the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents; (ii) each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so; and, (iii) each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and the obligations of each party set forth therein are legal, valid and binding obligations of such party and are enforceable against such party in accordance with all stated terms.

As to matters of fact, we have relied upon the Documents and, solely to the extent we deemed reasonably appropriate, upon representations or certificates of officers or directors of the Company, without independently verifying the accuracy of such documents, records and instruments.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Law Offices of Mont E. Tanner

/s/ Mont E. Tanner, Esq.

            Mont E. Tanner, Esq.